Exhibit 99.1

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion 7535825
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 16, 2020

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on December 16, 2020 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.      To re-elect and elect (as applicable) the following to serve as directors on the Company’s Board of Directors for such terms as set forth below, and until their successors have been duly elected and qualified:

a.      Ralph Sassun — for a term of 3 years (Class A);

b.      Michael Osborne — for a term of 3 years (Class A);

c.      Eyal Cohen — for a term of 2 years (Class B).1

2.      To approve the New Compensation Policy;

3.      To approve the grant of options to the Company’s Chairman;

4.      To approve the cancellation of the nominal value of the Company’s Ordinary Shares;

5.      To approve an increase of the Company’s authorized share capital;

6.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders.

7.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2019.

The Board of Directors has fixed the close of business on November 9, 2020 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph, means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

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(1)      If elected, Mr. Eyal Cohen shall replace Ms. Revital Cohen (a Class B director), and accordingly shall serve for the 2 year balance of her original term. Mr. Eyal Cohen shall not be entitled to directors’ fees.

i

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

Proposals 4 and 5 are special resolutions, which require the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 described in proposal 7 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements.    Shareholders may send the Company position statements on an agenda item in English, no later than December 6, 2020.

By Order of the Board of Directors,

Ziv Dekel,

Chairman of the Board of Directors

November, 2020

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

ii

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 16, 2020

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 16, 2020 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.      To re-elect and elect (as applicable) the following to serve as directors on the Company’s Board of Directors for such terms as set forth below, and until their successors have been duly elected and qualified:

a.      Ralph Sassun — for a term of 3 years (Class A);

b.      Michael Osborne  — for a term of 3 years (Class A);

c.      Eyal Cohen — for a term of 2 years (Class B) 1

2.      To approve the New Compensation Policy;

3.      To approve the grant of options to the Company’s Chairman;

4.      To approve the cancellation of the nominal value of the Company’s Ordinary Shares;

5.      To approve an increase of the Company’s authorized share capital;

6.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders.

7.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended on December 31, 2019.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

____________

(1)      If elected, Mr. Eyal Cohen shall replace Ms. Revital Cohen (a Class B director), and accordingly shall serve for the 2 year balance of her original term. Mr. Eyal Cohen shall not be entitled to directors’ fees.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 4, 2020. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, electronic mail, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.    Only holders of record of Ordinary Shares at the close of business on November 9, 2020 are entitled to notice of and to vote at the Meeting. The Company had 4,321,406 Ordinary Shares issued and outstanding on October 15, 2020. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 3 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Proposals 4 and 5 are special resolutions, which require the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 described in proposal 7 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements.    Shareholders may send the Company position statements on an agenda item in English, no later than December 6, 2020.

By Order of the Board of Directors,

Ziv Dekel,

Chairman of the Board of Directors

November, 2020

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

I.       PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

As of October 15, 2020, to the best of the Company’s knowledge, there was no person that was a beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders and employees during or with respect to the year ended December 31, 2019.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended on December 31, 2019.

Name	Position	Salary Cost	Termination of employment	Non-equity incentive bonuses	equity-based compensation	Car expenses	Total
Eyal Cohen	CEO	$228,109	$—	$—	$31,677	$14,099	$273,885

Avidan Zelicovsky	President and Head of the Supply Chain division	$231,611	$—	$37,503	$18,946	$28,415	$316,475

Yuval Viner(1)	—	$219,316	$72,000	$—	$17,279	$18,508	$327,103

Hagit Eliyahu	VP, Supply Chain division	$165,078	$—	$14,055	$—	$16,030	$195,163

Uzi Parizat	VP Sales & Marketing, RFID division	$152,981	$—	$2,894	$—	$15,530	$171,406

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(1)      Mr. Viner had resigned from his position as the Co-CEO of the Company in December 2019, and as of this date is no longer employed by the Company.

II.     RESOLUTIONS

1.      ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect and elect (as applicable) the following persons, for such terms as set forth below and until their successors have been duly elected and qualified:

a.      Ralph Sassun — for a term of 3 years (Class A);

b.      Michael Osborne — for a term of 3 years (Class A);

c.      Eyal Cohen — for a term of 2 years (Class B).

If elected, Mr. Eyal Cohen shall replace Ms. Revital Cohen (a Class B director), and accordingly shall serve for the 2 year balance of her original term. Mr. Eyal Cohen shall not be entitled to directors’ fees.

The Company’s Articles of Association currently provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than seven (7).

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market that has no controlling shareholder, may elect to be exempt from the requirements under the Companies Law, 5759-1999 (the “Companies Law”), to appoint external directors. The Company has adopted this exemption and consequently the Company’s Board of Directors does not include external directors, as defined under the Companies Law.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. Both of the proposed nominees have declared to the Company that they comply with such qualifications.

Each of the nominees named in this proposal 1, if elected, shall each hold office for the term noted above, and until their successors have been duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. The nominees have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Ralph Sassun(1)	51	Director
Mr. Michael Osborne(2)	50	Director
Mr. Eyal Cohen(3)	51	Chief Executive Officer

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(1)      Mr. Ralph Sassun holds 18,000 Company’s Ordinary Shares, which he purchased on the market. In addition, Mr. Sassun holds options to purchase 7,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

(2)      Mr. Michael Osborne holds 2,000 Company’s Ordinary Shares, which he purchased on the market. In addition, Mr. Sassun holds options to purchase 7,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

(3)      Mr. Eyal Cohen holds 37,326 Company’s Ordinary Shares, and options to purchase 66,667 Ordinary Shares, which he received as part of his compensation as an officer of the Company.

Mr. Ralph Sassun joined our Board of Directors in January 2019. Mr. Sassun brings extensive experience in international finance. He has served as the Head of Treasury for Zim Integrated Shipping Services Ltd (TASE: ILCO) from 2010 through 2014 and as Director of Economics & Treasury for Ceragon Networks Ltd. (NASDAQ&TASE: CRNT) during 2002-2009. Currently, Mr. Sassun serves as the CFO and COO of Inovytec Medical Solutions Ltd. Mr. Sassun holds a BA and an MA in Economics and Statistics from The Hebrew University of Jerusalem, as well as an MBA from Tel-Aviv University.

Mr. Michael Osborne has joined our Board of Directors in October 2019. Since 2004 Mr. Osborne has been serving in senior managerial positions, mainly in the operational, financial and corporate fields. Mr. Osborne currently serves as a Partner at Mirus Capital Advisors and as a director and a member of the Nominating & Governance Committee of IEC Electronics. From 2017 to 2019, Mr. Osborne served as the Chief Revenue Officer of Angelica Corporation. Mr. Osborne served as a senior vice president at Steel Partners from 2016 to 2017, and as a senior vice president of corporate development at Sparton Corporation from 2009 to 2016. Mr. Osborne holds a bachelor’s degree in science with a Major in Manufacturing Systems Engineering and a Minor in Management Sciences from GMI Engineering & Manufacturing Institute (now Kettering University). Mr. Osborne also holds a master’s of Jurisprudence in Business Law from Loyola University’s Chicago School of Law.

Mr. Eyal Cohen was appointed as the Company’s Chief Financial Officer in January 2007. In August 15, 2017, Mr. Cohen was appointed as the Company’s Co-Chief Executive Officer, and since December 2019, he serves as the Company’s sole Chief Executive Officer. From 2004 through 2006, Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd, a technology company. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd., a technology company traded on NASDAQ, and in the years 1995-1997 held an audit manager position in technology department of PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the state of Maine.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2019 (9 persons):

Year ended December 31, 2019
Salaries, Directors’ fees, Service fees, Commissions and Bonus	$897,000
Pension, Retirement and Similar benefits	$327,000

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect and elect (as applicable) the following persons to the Board, for such terms as set forth below and until their successors have been duly elected and qualified:

a.      Ralph Sassun — for a term of 3 years (Class A);

b.      Michael Osborne — for a term of 3 years (Class A).

c.      Eyal Cohen — for a term of 2 years (Class B).”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.      APPROVAL OF THE NEW COMPENSATION POLICY

Pursuant to the Companies Law, a Company’s compensation policy (a “Compensation Policy”) is subject to the approval by shareholders’ special majority, and is to be reviewed and re-approved at least once every three years. The shareholders’ special majority requires the affirmative vote of a majority of the shares present, excluding controlling shareholders and shareholders who have a personal interest in the resolution. The Company’s existing Compensation Policy was adopted and approved by the shareholders on October 31, 2019.

The Company’s Compensation Committee and Board of Directors have resolved to adopt the New Compensation Policy (the “New Compensation Policy”) for the Company’s directors and officers, in the form attached hereto as Exhibit A.

The main differences between the New Compensation Policy and the current Compensation Policy are:

a.      The Company can determine that the bonus the officers (or in case of the CEO, part of it) will be granted pursuant to non-measurable criteria;

b.      The Company may purchase directors’ and officers’ liability insurance at a coverage of up to $5 million per event and per period, irrespective of the cost of the annual premium.

The New Compensation Policy is aligned with the Company’s goals, business plan and long term objectives and creates appropriate incentives for the Company’s officers, considering the Company’s size, scope of operations and risk management policy.

The New Compensation Policy shall come into full force and effect once duly approved and adopted at the Meeting.

Following approval by the Company’s Compensation Committee and the Board of Directors, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve and adopt the New Compensation Policy for the Company’s directors and officers, in the form attached hereto as Exhibit A.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

3.      APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S CHAIRMAN

Shareholders are asked to approve the grant of 20,000 options to purchase Ordinary Shares to the Company’s Chairman, Mr. Ziv Dekel. The grant of options is in addition to the monetary compensation Mr. Ziv Dekel shall receive as a director and which was approved by the shareholders on October 31, 2019.

The options shall be granted pursuant to the Company’s 2003 Share Option Plan and have the following terms:

•        Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the Grant Date.

•        Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that Mr. Dekel is still serving as the Chairman at the applicable vesting date.

•        The options shall expire on the fifth anniversary of the Grant Date and shall be exercisable during that period as long as the Chairman holds office, or within 90 days following termination of his position, with certain exceptions in the case of the death or disability.

The Grant Date of the options shall be the date of approval of this resolution by the shareholders (provided that vesting shall be subject to holding the office of Chairman on the applicable date).

The proposed compensation for the Chairman complies with the Company’s current and New Compensation Policy.

The Compensation Committee and the Board of Directors approved the grant of the options to the Chairman described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to approve the grant of options to the Company’s Chairman, as described in this Proxy Statement”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.      CANCELLATION OF NOMINAL VALUE

The Company’s authorized share capital currently consists of 6,000,000 Ordinary Shares with a nominal value of NIS 80.0 per share. When the Company was originally incorporated in 1990, the nominal value per share was NIS 1, but over the years the effects of multiple reverse stock splits has been to increase the nominal value per share to its current amount.

Pursuant to the provisions of Section 304 of the Companies Law, a company issuing shares at a price per share that is less than the share’s nominal value is required to convert into share capital part of its profits (as defined in section 302(b) of the Companies Law), its share premiums or of any other source included in its equity as set out in its latest financial reports, an amount equal to the difference between the nominal value and the price per share. A company that does not have sufficient resources to make such conversion may petition the court for an exemption from such requirement before issuing shares.

Over the years, Section 304 has been applicable to the Company since its share price has in many cases been lower than its nominal value. However, for future issuances, the Company does not now have sufficient sources in order to make the necessary conversion described above.

In order to eliminate such requirement in connection with future share issuances, the Company proposes to cancel the nominal value per share of its Ordinary Shares. Such cancelation will not affect the Company’s profits, financial condition, ability to meet its obligations as they become due or the rights of its shareholders.

Following the proposed cancellation, the Company’s authorized share capital shall consist of 6,000,000 Ordinary Shares, of no nominal value each, ranking pari passu in all respects.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to cancel the Company’s Ordinary Shares nominal value, so that following such cancellation, the authorized share capital of the Company will be comprised of 6,000,000 Ordinary Shares of no nominal value each, ranking pari passu in all respects.

IT WAS FURTHER RESOLVED, to effect the corresponding amendments to the description of the Company’s share capital in its Articles of Association and Memorandum of Association.”

The revised Articles of Association and Memorandum of Association are attached hereto as Exhibit B-1 and B-2, respectively.

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution.

5.      INCREASE OF SHARE CAPITAL

Currently, the authorized share capital of the Company consists of 6,000,000 Ordinary Shares, of which 4,321,406 are outstanding as of October 15, 2020. In addition, 572,389 Ordinary Shares are reserved as of October 15, 2020 for issuance pursuant to options previously granted under the Company’s 2003 Share Option Plan. As a result, the Company has 1,106,205 Ordinary Shares available for future issuances as of October 15, 2020.

The shareholders are requested to approve an increase of the authorized share capital of the Company by additional 2,000,000 Ordinary Shares, so that following such increase the total authorized share capital of the Company would be 8,000,000 Ordinary Shares.

The increase in authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share dividends, and other bona fide corporate purposes.

The Company intends to engage in additional equity financings in the future, subject to market conditions, and to consider acquisitions and other transactions pursuant to which Ordinary Shares would be issued as such opportunities arise.

The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Our ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the increase of the authorized share capital of the Company by an additional 2,000,000 Ordinary Shares, as described in the Proxy Statement.

FURTHER RESOLVED, to effect the corresponding amendments to the description of the Company’s share capital in it Articles of Association and Memorandum of Association.

The revised Articles of Association and Memorandum of Association are attached hereto as Exhibit B-1 and B-2, respectively.

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution.

6.      APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), as the independent auditors of the Company for the year ending December 31, 2020, and for such additional period, until the next annual general meeting of shareholders. Fahn Kanne have served as the Company’s independent auditors since 2017, having replaced in this role Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”).

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board of Directors.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to E&Y during 2018 and to Fahn Kanne during 2018 and 2019.

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton(1)	$71,500	95%	$64,000	95%
Tax Fees – Grant Thornton(2)	$3,500	5%	$3,500	5%
All Other Fees – Grant Thornton(3)	$9,335	—%	$—	—%
All Other Fees – E&Y(3)	$7,559	—%	$3,000	—%
Total	$91,894	100%	$70,500	100%

____________

(1)      Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)      Tax fees are fees for professional services rendered by Company’s auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions

(3)      Other fees are fees for professional services other than audit or tax related fees.

(4)      Fees paid in connection with the issuance of consents to incorporate financial statements audited by E&Y into filings with the SEC.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.      REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2019 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 31, 2020, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at the Company’s offices no later than November 10, 2020.

Exhibit A

New Compensation Policy

Compensation Policy for Directors and Officers of B.O.S. Better Online Solutions Ltd.
(the “Company” or “BOS”)

________, 2020

Table of Contents

1	Background	A-2
2	The purpose of the Document and its Contents	A-2
3	Compensation Objectives	A-2
4	Officers Compensation	A-2
	4.1 Remuneration structure and components	A-2
	4.2 Base Salary for Officers	A-3
	4.3 Benefits and Perquisites — for Officers	A-4
	4.4 Bonus — Variable Compensation for Officers	A-4
	4.5 Equity based compensation — for Officers	A-6
	4.6 Retirement and Termination of Service Arrangements	A-6
	4.7 Non-Employee Directors’ Compensation	A-7
	4.8 Insurance, Exculpation and Indemnification	A-7
5	Management and Control	A-8
6	The Ratio of Officers’ Compensation to that of other Company Employees	A-8

1.      Background

Amendment No. 20 to the Israeli Companies Law, 5759-1999 (the “Companies Law”) was enacted on November 5, 2012, and came into effect on December 1, 2012. This amendment mandates the adoption of a compensation policy for executive officers and directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company’s Board of Directors appointed a Compensation Committee.

Under the Companies Law, the Compensation Committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s Office Holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy, and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of Office Holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of Chief Executive Officer from shareholder approval.

The Compensation Policy is a multi-year policy, which shall be in effect for a period of three years from the date of its approval by Company’s shareholders. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.      The Purpose of the Document and its Contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, “Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, BOS’ directors who are not employees or service providers of the Company.

3.      Compensation Objectives

•        Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

•        Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

•        Drive Officers to create long-term economic value for the Company.

•        Create appropriate incentives taking into account, inter alia, the Company’s interest in preventing excessive risk taking.

•        Create a clear correlation between an individual’s compensation and both the Company’s and the individual’s performance.

•        Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long-term goals.

•        Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

•        Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

•        Create a desired and suitable balance between fixed and variable pay components.

4.      Officers Compensation

4.1.   Remuneration Structure and Components

Compensation components under this Compensation Policy may include the following:

•        Base Salary — a fixed monetary compensation paid monthly (may also include global overtime payment).

•        Benefits and perquisites — programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under applicable law.

•        Bonus — variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

•        Equity based compensation — variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long-term goals.

•        Retirement and termination of service arrangements — a fixed adaptation grant, in addition to the payment related to the advance Notice Period.

BOS’ Officers’ remuneration package is tailored to best suit the Company’s characteristics and operations; and is designed to serve the Company’s long-term goals and balance correctly between encouraging performance and limiting unwarranted risks.

A non-material change in the compensation package of an Officer who reports to the Chief Executive Officer and who is not serving as a director of the Company may be approved solely by the Chief Executive Officer, provided that the terms of compensation of such Officer will continue to meet the requirements of this Compensation Policy.

For these purposes, a change of up to 10% of the Base Salary of such Officer shall be deemed to be non-material.

4.2.   Base Salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•        Role and the business responsibilities.

•        Professional experience, education, expertise and qualifications.

•        Previous compensation paid to the Officer, before joining the Company and/or for previous roles within the Company.

•        Internal comparison: (a) the Base Salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the workforce atmosphere and relationships.

•        External comparison — the Base Salary of each Officer shall not exceed the average Base Salary of holders of similar positions in the Company’s peer group. This creates a desired balance between the Company’s costs and the need to maintain competitiveness in the relevant labor markets. The Company’s peer group includes companies with similar employment criteria such as: number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of the revenues amount of BOS at that time), and market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible.

When deciding on increasing an Officer’s Base Salary, the following considerations shall be applied:

•        Changes to the Officer’s scope of responsibilities and business challenges.

•        The Officer’s professional experience, education, expertise, qualifications and achievements in the Company.

•        The need to retain the Officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

•        Inflation rate since the last Base Salary update.

•        The Company’s financial state.

•        Internal comparison — (a) Base Salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the workforce atmosphere and relationships.

•        External comparison — the Base Salary of each Officer shall be targeted towards the average Base Salary of holders of similar positions in the Company’s peer group, and shall not exceed such average, creating a desired combination between balancing the Company’s costs and maintaining competitiveness in the relevant labor markets.

4.3.   Benefits and Perquisites — for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans, which may include the following:

•        Pension and savings — subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

•        Disability insurance — the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

•        Providence fund — Officers may be entitled to a providence fund provision at the expense of the Company, which shall not exceed 7.5% of the monthly salary.

•        Convalescence pay — Officers are entitled to convalescence pay according to applicable law.

•        Vacation — Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

•        Sick days quota — Officers are entitled to up to 18 paid sick days per annum, but no less than such minimal number required under applicable law.

•        Vehicle — car leasing may be offered to Officers on top of their salaries. The Company may gross up the taxation cost.

•        Meals cost reimbursements — according to Company’s policy as shall be from time to time. Tax will be paid by the Officer.

•        Medical health insurance — according to Company’s policy.

•        Out of pocket expenses — reimbursements according to Company’s policy.

•        Severance pay — the Company’s liability for severance pay to its Officers shall be calculated pursuant to the Israeli Severance Pay Law, 1963, except that an Officer may be entitled to receive severance pay even in the event of voluntary resignation.

4.4.   Bonus — Variable Compensation for Officers

BOS’ incentive scheme may include a variable annual incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”). The incentive scheme shall take into account the profitability of the Company as a group and/or the profitability of the respective applicable division.

Bonus Threshold

A Bonus shall be payable only if the annual audited consolidated financial statements of BOS or the financial results of the applicable division, as the case may be, reflect a net profit (after taking into account the Officers’ Bonuses), except that in special circumstances, the Board of Directors may grant a Bonus even if there was no net profit in a given year, provided such Bonus is capped at two Base Salaries.

Bonus Criteria

For each calendar year, the Company’s Board may set a Bonus scheme for an Officer, based on one or more of the following criteria: (i) measureable company goal(s); (ii) measureable individual goal(s); and (iii) a discretionary portion.

Measureable Goals

Individual goal(s) for Officers and their respective weight shall be set annually by the Board, according to the Officer’s responsibilities and ability to impact meeting such goals. The Board may also resolve not to set individual goal(s) for an Officer, and in such case, the Officer’s Bonus shall be based upon the Company’s goals.

These goals may be quantitative or qualitative, but measurable, in a way that does not require the use of discretion.

Measurable criteria for the Bonus may include any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non-exhaustive list):
Company	70-100%

•   Increase in profitability from year to year

•   Increase in the Company’s average share price on the market.

•   Annual growth in revenues

•   Meeting the Company’s budget and work plan.

•   Increase in sales overseas

•   Net profit

•   Prevention of significant accrual of slow inventory

•   Increase in product offerings by new technologies or solutions

Individual	Up to 30%	• Compliance with individual milestones (i.e. marketing and sales goals; financing • goals; operational goals) • Promoting strategic targets • Compliance with corporate governance rules

Discretionary Bonus

The Company may decide that the Bonus will be granted pursuant to non-measurable criteria, in lieu or in addition to the other components of the Bonus that are based on the Company’s goals and the individual Officer’s goals.

With respect to Officers reporting to the CEO, the discretionary portion of the Bonus may constitute up to the entire Bonus, as recommended by the CEO and approved by the Compensation Committee and the Board, in light of such Officer’s contribution to the Company, provided that the Bonus shall in no event exceed the Bonus Cap.

With respect to the CEO, only an immaterial portion of the Bonus may be discretionary, as shall be set by the Compensation Committee and the Board in light of the CEO’s contribution to the Company.

Special Bonus

Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board of Directors, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed 2 monthly salaries of the Officer.

Bonus Cap

The total annual Bonus for an Officer (including any discretionary and/or special bonus, if applicable) will be capped at 5 monthly Base Salaries, and may be paid, in whole or in part, in cash, equity or a combination thereof (the “Bonus Cap”).

Bonus Plan Stipulations

The Bonus plan for each Officer shall be deemed to include the following stipulations:

•        The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

•        Compensation Recovery: A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement).

This claw back will be applied only in respect of restatements up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officer. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due on the basis of the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

4.5.   Equity Based Compensation  — for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long-term goals.

The Company shall be entitled to grant Officers share options, Restricted Share Units or any other equity-based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company’s equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options

The value of the Options granted to an Officer (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for such Officer per year of vesting.

General guidelines for the grant of Options:

•        The options shall be granted from time to time and be individually determined and awarded by the Board of Directors according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•        At any time all of the outstanding Options granted to Officers and Directors of the Company will not represent more than 15% of BOS’ outstanding (fully diluted) shares.

•        Vesting schedule — The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired long-term incentives for the Officers.

•        Exercise price will be set according to the weighted average closing price of the Ordinary Shares on the applicable stock market during the 20 trading days preceding the date of grant.

•        The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law and the Company’s Stock Option Plan.

The Board of Directors shall have discretion to determine a cap to the exercise value of the Options.

4.6.   Retirement and Termination of Service Arrangements

Advance notice

An Officer shall be entitled to an advance notice prior to termination of a period of up to 3 months (the “Notice Period”). During the Notice Period, the Officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors (with respect to the CEO) or the CEO (with respect to Officers reporting to the CEO) has released the Officer from such obligation.

Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an Officer may be eligible for an adaptation grant in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	Over 5 years with the Company
President / CEO	—	3 Base Salaries
CFO	—	3 Base Salaries

The adaptation grant is subject to the approval of the Compensation Committee and the Board, based on the following criteria: duration of engagement, terms of the engagement, the Company’s performance during engagement, the Officer’s contribution to the achievement of the Company’s goals, and the circumstances of the termination of engagement.

In no event shall the payment to an Officer for Notice Period together with the adaptation grant exceed a total of 6 Base Salaries.

4.7    Non-Employee Directors’ Compensation

The directors of BOS, who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per-meeting participation payment) not exceeding the maximum amount payable to the external directors of the Company (whether at the time the Company has serving external directors or not) pursuant to the Regulations of External Directors, and to reimbursement of out-of-pocket expenses.

For the purposes of this Compensation Policy, “Regulations of External Directors” shall mean the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the Compensation Committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

•        Payment once a year, at the end of each calendar year.

•        The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS’ Board of Directors (including Company’s Chairman) may be granted equity based compensation, which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (as shall be determined by the Board of Directors) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.   Insurance, Exculpation and Indemnification

All directors and Officers at any given time will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

The Company’s D&O policy will have a liability coverage of up to $5 million per event and per period. In addition, the Company exempts and releases each director and Officer from any and all liability to the Company and indemnifies its directors and Officers, in each case up to the maximum extent permitted by law.

5.      Management and Control

The Board of Directors shall:

(a)     Review the compensation Policy and its implementation and from time to time asses the need for updates.

(b)    Review this Policy whenever business conditions shall warrant such a review.

(c)     Take into account while examining Policy and compensation plans, inter alia, the Company’s profits and revenues, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.      The Ratio of Officers’ Compensation to that of other Company Employees

The Company has decided that the ratio of the compensation of each executive, including the President and CEO, to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15:1.

Taking into account the senior position of the executive officers and their scope of responsibilities, the Compensation Committee and the Board of Directors consider this ratio to be reasonable, fair and appropriate, and will not hinder working relations in the Company.

Exhibit B-1

Revised Articles of Association

B.O.S BETTER ON-LINE SOLUTIONS LTD.

ARTICLES OF ASSOCIATION

IN ACCORDANCE WITH THE COMPANIES LAW, 5759-1999

1.      The Company’s Name

The Company’s name is “B.O.S Better On-Line Solutions Ltd”.

2.      The Company’s Objects

The Company’s object is to engage in any legal business.

3.      Interpretation

3.1       Everything mentioned in the singular shall include the plural and vice versa, and everything mentioned in the masculine shall include the feminine and vice versa.

3.2       Unless these articles include special definitions for certain terms, every word and expression herein shall bear the meaning attributed thereto in the Companies Law, 5759-1999 (hereinafter referred to as the “Companies Law”), unless the context otherwise admits.

3.3       For the avoidance of doubt, it is expressed that in respect of matters regulated in the Companies Law such that it is possible to qualify the arrangements in respect thereof in articles, and these articles do not include in respect thereof provisions different from those of the Companies Law - the provisions of the Companies Law shall apply in respect thereof.

4.      The Company’s Share Capital and the Rights Attached to Shares

4.1       The Company’s authorized capital is divided into 8,000,000 ordinary shares of no nominal value each. (amended May 2003, May 2006, December 2009, December 2012, January 2015, July 2018 and December 2020).

4.2       The ordinary shares shall vest the holders thereof with -

4.2.1    an equal right to participate in and vote at the Company’s general meetings, whether an Annual Meeting or a Special Meeting, and each of the shares in the Company shall entitle its holder, present at the general meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote; (amended October 2019)

4.2.2    an equal right to participate in a distribution of dividends, whether in cash or by way of bonus shares, in a distribution of assets or in any other distribution, pro rata to the nominal value of the shares held by them;

4.2.3    an equal right to participate in a distribution of the Company’s surplus assets on winding up pro rata to the nominal value of the shares held by them.

4.3       The board of directors may issue shares and other securities which are convertible or exercisable into shares up to the limit of the Company’s authorised share capital. With regard to computing the limit of the authorised capital, securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue. The board of directors may delegate such authority as permitted by law. (amended May 2006)

5.      Limited Liability

The shareholders’ liability for the Company’s debts shall be limited to the full amount (nominal value plus premium) they are required to pay the Company for the shares and not yet paid by them.

B-1-1

6.      Joint Shareholders and Share Certificates

6.1       Where two or more persons are listed in the shareholders’ register as the joint holders of a share, each of them may give binding receipts for any dividend or other monies in connection with such share.

6.2       A shareholder who is listed in the shareholders’ register may receive from the Company, without payment, within three months of the allotment or registration of the transfer, one share certificate bearing a seal in respect of all the shares registered in his name, which shall specify the number of shares. In the case of a jointly held share, the Company shall issue one share certificate to all the joint shareholders, and the delivery of such a certificate to one of the joint shareholders shall be deemed delivery to all of them.

Each share certificate shall bear the signature of at least one director together with the Company’s stamp or its printed name.

6.3       A share certificate which has been defaced, destroyed or lost may be renewed in reliance upon proof and guarantees as required by the Company from time to time.

7.      The Company’s Reliefs in relation to Shares Not Paid in Full

7.1       If the consideration which the shareholder undertook to pay the Company for his shares or any part thereof is not paid at the time and on the terms prescribed in the shares’ allotment terms and/or in the payment call mentioned in paragraph 7.2 below, the Company may, pursuant to the board of directors’ resolution, forfeit the shares whose consideration has not been paid in full. The shares shall be forfeited, provided that the Company has sent the shareholder written warning of its intention to forfeit his shares, at least seven days from the date of receiving the warning if the payment is not effected during the period specified in the warning letter.

The board of directors may, at any time prior to the date on which a share forfeited is sold, re-allotted or otherwise transferred, cancel the forfeiture on such terms as it deems fit.

The shares forfeited shall be held by the Company as dormant shares or shall be sold to another.

7.2       If pursuant to the issue terms of shares there is no fixed date for payment of any part of the price payable therefor, the board of directors may from time to time make calls for payment on the shareholders in respect of the monies not yet paid for the shares held by them, and every shareholder shall be liable to pay the Company the amount of the call made on him on the date specified as aforesaid, provided that he receives 14 days’ notice of the date and place for payment (hereinafter referred to as “call”). The notice shall state that non-payment on the date specified or prior thereto at the place specified might result in the forfeiture of the shares in relation to which the call was made. A call may be cancelled or postponed to another date, as resolved by the board of directors.

7.3       In the absence of another provision in the shares’ allotment terms, a shareholder shall not be entitled to receive dividend or to exercise any right as a shareholder in respect of shares not yet paid up in full.

7.4       Persons who are joint holders of a share shall be jointly and severally liable for payment of the amounts due to the Company in respect of the share.

7.5       The provisions of this paragraph are not such as to derogate from any other relief available to the Company vis-a-vis a shareholder who has not paid his debt to the Company in respect of his shares.

8.      Transfer of Shares

8.1       The Company’s shares may be transferred.

8.2       A share transfer shall be effected in writing and shall not be registered unless —

8.2.1    a due share transfer instrument is furnished to the Company at its registered office together with the certificates relating to the shares to be transferred, if issued. The transfer instrument shall be signed by the transferor and a witness verifying the transferor’s signature. In the case of a transfer of shares which are not fully paid up on the date of the transfer, the transfer instrument shall also be signed by the transferee and a witness verifying the transferee’s signature; or

B-1-2

8.2.2    the Company is given a court order to amend the registration; or

8.2.3    it is proved to the Company that the legal conditions for transmission of the right to the share have been fulfilled.

8.3       A transfer of shares which are not fully paid up requires the approval of the board of directors, which may refuse to grant its approval in its absolute discretion and without giving grounds therefor.

8.4       The transferee shall be deemed the shareholder in relation to the shares being transferred from the moment his name is listed in the shareholders’ register.

9.      Alteration to Capital

9.1       The general meeting may increase the Company’s authorized share capital by creating new shares of an existing class or of a new class, as determined in the general meeting’s resolution.

9.2       The general meeting may cancel authorized share capital which has not yet been allotted, provided that the Company has not undertaken, including conditionally, to allot the shares.

9.3       The general meeting may, subject to the provisions of any law:

9.3.1    consolidate and re-divide its share capital, or any part thereof, into shares of a nominal value greater than that of the existing shares;

9.3.2    sub-divide its existing shares, or any of them, or its share capital, or any part thereof, into shares of a nominal value smaller than that of the existing shares;

9.3.3    reduce its share capital and any capital redemption reserve fund in such manner and on such terms and conditions and with the receipt of such approval as the Companies Law requires.

10.    Alteration of the Rights Attached to Classes of Shares

10.1     So long as not otherwise provided in the shares’ issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders.

The provisions of the Company’s articles regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares.

10.2     The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms.

11.    General Meetings

11.1     The Company’s resolutions on the following matters shall be passed at the general meeting -

11.1.1  alterations to the articles;

11.1.2  the exercise of the board of directors’ powers when the board of directors is unable to function;

11.1.3  the appointment and dismissal of the Company’s auditor;

11.1.4  the appointment and removal of directors, including independent and external directors, provided however, that appointment or removal of directors shall only be made by the Annual Meeting; (amended October 2019)

11.1.5  the approval of acts and transactions requiring the general meeting’s approval pursuant to the provisions of the Companies Law and any other law;

11.1.6  increasing and reducing the authorized share capital;

11.1.7  a merger as defined in the Companies Law.

B-1-3

12.    Convening General Meetings (amended October 2019)

12.1     An Annual Meeting shall be convened at once a year at such place and time as determined by the board of directors but no later than 15 months from the last Annual meeting The Company’s other shareholder meetings shall be referred to as “Special Meetings”.

12.2     The Annual Meeting’s agenda shall include a discussion of the board of directors’ reports and the financial statements as required by the Companies Law. The Annual Meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company’s Annual Meeting, pursuant to these articles or the Companies Law, as well as any other matter determined by the board of directors.

12.3     The board of directors may convene a Special Meeting pursuant to its resolution and it must convene a Special Meeting if it receives a written requisition from any one of the following ( a “Requisition”):

12.3.1  two directors or one quarter of the directors holding office; and/or

12.3.2  one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or

12.3.3  one or more shareholders holding at least 5% of the voting rights in the Company.

12.4     A Requisition must detail the objects for which the Special Meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The Requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the Special Meeting.

12.5     Where the board of directors is required to convene a Special Meeting, it shall do so within 21 days of the Requisition being submitted to it, for a date that shall be specified in the invitation pursuant to paragraph 12.6 below and subject to the law.

12.6     Notice to the Company’s members regarding the convening of an Annual Meeting or a Special Meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the general meeting and shall be published in other ways insofar as required by the Companies Law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote.

The accidental omission to give notice of a general meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such general meeting.

13.    The Discussion at the General Meetings

13.1     No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement. (amended August 2004)

13.2     If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as “the adjourned meeting”.)

13.3     The quorum for the commencement of the adjourned meeting shall be any number of participants.

13.4     The board of directors’ chairman shall serve as the general meeting’s chairman. If the board of directors’ chairman is not present at the meeting within 15 minutes of the time fixed therefor or if he refuses to chair the meeting, the chairman shall be elected by the general meeting.

13.5     A general meeting at which a quorum is present may resolve to adjourn the meeting to another place and time determined by it, and in such case notices and invitations in respect of the adjourned meeting shall be given as provided in paragraph 12.6 above. The agenda of an adjourned Meeting shall include only the matters that were on the agenda of the meeting when it first convened.

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14.    Voting at the General Meeting (amended October 2019)

14.1     A shareholder of the Company may vote at the general meetings himself or through a proxy or a voting instrument.

The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the board of directors in the resolution to convene the general meeting, and subject to the law.

14.2     In every vote each shareholder shall have a number of votes according with the number of shares held by him.

14.3     A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or these articles.

14.4     The declaration of the general meeting’s chairman that a resolution has been passed unanimously or by a particular majority, or that it has been defeated or not passed by a particular majority, shall constitute prima facie proof of that stated therein.

14.5     If the votes at a general meeting are tied, the chairman of the general meeting shall not have an additional or deciding vote, and the resolution that was put to the vote shall be defeated.

14.6     The Company’s shareholders may, in respect of any matter on the general meeting’s agenda, vote at a general meeting (including a class meeting) through a voting instrument, provided that the board of directors does not, subject to any law, rule out the possibility of voting through a proxy instrument on such matter in its resolution to convene the general meeting.

If the board of directors prohibits voting through a voting instrument, the fact that the possibility of voting through a voting instrument has been ruled out shall be stated in the notice of the general meeting pursuant to paragraph 12.6 above.

14.7     A shareholder may state the way in which he is voting in the voting instrument and send it to the Company’s registered office at least 48 hours prior to the general meeting’s commencement. A voting instrument in which a shareholder states the way in which he is voting, which reaches the Company’s registered office at least 48 hours prior to the general meeting (including the adjourned meeting), shall be deemed presence at the general meeting for the purpose of constituting the quorum as provided in paragraph 13.1 above. (amended May 2003)

14.8     A proxy shall be appointed in a written instrument signed by the appointor. A corporation shall vote through its representatives who shall be appointed by a document duly signed by the corporation.

14.9     Voting in accordance with the terms and conditions of a proxy instrument shall be legal even if prior thereto the appointor dies or becomes legally incapacitated, is wound up, becomes bankrupt, cancels the proxy instrument or transfers the share in relation to which it was given, unless written notice is received at the office prior to the general meeting that the shareholder has died, become legally incapacitated, been wound up, become bankrupt, cancelled the appointment instrument or transferred the share as aforesaid.

14.10   The proxy instrument and the power of attorney or a copy certified by an attorney shall be deposited at the Company’s registered office at least 48 hours prior to the time fixed for the general meeting or the adjourned meeting at which the person mentioned in the document intends voting pursuant thereto.

14.11   A shareholder of the Company shall be entitled to vote at general meetings of the Company through a number of proxies appointed by him, provided that each proxy is appointed in respect of different parts of the shares held by the shareholder. There shall not be any impediment to any proxy as aforesaid voting differently at general meetings of the Company.

14.12   If a shareholder is legally incapacitated, he may vote by his board of trustees, receiver, natural guardian or other legal guardian, and they may vote themselves or by proxy or through a voting instrument.

14.13   Where two or more persons are the joint holders of a share, in a vote on any matter the vote of the person whose name appears first in the shareholders’ register as the holder of such share shall be accepted, himself or by proxy, and he is entitled to give the Company voting instruments.

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15.    The Board of Directors

The board of directors shall delineate the Company’s policy and supervise the performance of the Managing Director’s duties and actions. Any power of the Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the board of directors.

16.    Appointment and Dismissal of Directors (amended May 2003, May 2006 and October 2019)

16.1     The number of directors in the Company (including, if required by law external directors) shall be determined from time to time by the Annual Meeting, provided that it shall not be less than four nor more than seven.

16.2     Subject to the provisions of section 16.3 below, the Company’s directors shall be elected only at the Annual Meeting, and shall hold office until the end of the next Annual Meeting or until they cease to hold office pursuant to the provisions of the articles. If at an Annual Meeting of the Company new directors in the minimum amount specified pursuant to the articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s Annual Meeting.

16.3     The board of directors shall be divided into three classes, such that each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

At the first election of directors implementing the classified board structure, the term of the directors included in the class A shall be one year, the term of the directors included in class B shall be two years, and the term of the directors included in class C shall be three years.

At each Annual Meeting the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third Annual Meeting following such election or re-election, so that each year the term of office of only one class of directors will expire. Each director will hold office until the Annual Meeting for the year in which his or her term expires, unless they are removed pursuant to section 16.7 below.

In addition to the provisions of paragraph 16.2 above, the board of directors may by unanimous vote appoint a director instead of a director whose office has been vacated and/or one additional director, subject to the maximum number of directors on the board of directors as provided in paragraph 16.1 above. The appointment of a director by the board of directors shall be valid until the next Annual Meeting or until he ceases to hold office pursuant to the provisions of the articles.

16.4     A director whose term of office has come to an end may be re-elected only by the Annual Meeting.

16.5     The office of a director shall commence on the date of his appointment by the Annual Meeting and/or the board of directors or on a later date if specified in the appointment resolution of the Annual Meeting and/or board of directors.

16.6     The board of directors shall elect a board of directors’ chairman from amongst its members. If a chairman is not elected or if the chairman is not present at the end of 15 minutes from the time fixed for the Annual Meeting, the directors present shall elect one of their number to chair such meeting, and the person chosen shall conduct the meeting and sign the discussion minutes.

The board of directors’ chairman shall not be the Company’s CEO save on fulfillment of the conditions mentioned in section 121(c) of the Companies Law.

16.7     The Annual Meeting, by a vote of 60% of the shares voted (excluding abstentions) may remove any director from his office before the end of his term of office, whether the director was appointed by it by virtue of paragraph 16.2 above or by the board of directors by virtue of paragraph 16.3 above, provided that the director is given a reasonable opportunity to state his case before the Annual Meeting.

16.8     Where the office of a director is vacated, the remaining directors may continue to act so long as their number has not fallen below the minimum specified in the articles. Where the number of directors has fallen below the aforementioned minimum, the remaining directors may only act in order to fill the place of the director which has been vacated as mentioned in paragraph 16.3 above or in order to convene an

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Annual Meeting of the Company, and until the Annual Meeting is convened as aforesaid they may act to manage the Company’s business only in respect of matters that cannot bear delay. The initial term of the director elected by the shareholders as a replacement for a vacated director shall correspond to the balance of the term of such vacated director.

16.9     Every board of directors’ member may appoint an alternate for himself, provided that such an appointment shall not be for a period exceeding one month, and that someone who was appointed as an alternate for another director and/or who is already serving as a director of the Company may not be appointed as an alternate, except as provided in section 237(d) of the Companies Law.

The appointment or termination of the office of an alternate shall be effected in a written document signed by the director who appointed him; however, in any event, the office of an alternate shall terminate if one of the events specified in paragraph 16.10 below befalls the alternate or if the office of the board of directors’ member for whom he is acting as alternate is vacated for whatsoever reason.

An alternate shall be treated as a director and all the provisions of the law and these articles shall apply to him, save for the provisions regarding the appointment and/or dismissal of a director specified herein.

16.10   The office of a director shall be vacated in any one of the following cases:

16.10.1 he resigns from his office by a letter signed him and submitted to the Company which specifies the reasons for his resignation;

16.10.2 he is removed from his office by the Annual Meeting in accordance with the provisions of these articles;

16.10.3 he is convicted of an offence as provided in section 232 of the Companies Law;

16.10.4 pursuant to a court decision, as provided in section 233 of the Companies Law;

16.10.5 he is declared legally incapacitated;

16.10.6 he is declared bankrupt, and in the case of a corporation — it is resolved to wind it up voluntarily or a winding up order is given in respect thereof.

16.11   The terms of compensation of the board of directors’ members shall be approved by the compensation committee, the board of directors and the general meeting, in this chronological order.

16.12   It is clarified that this Section 16, including any of its subsections, may be amended only by vote of 60% of the shares voted (excluding abstentions) at an Annual Meeting. shares voted (excluding abstentions) at an Annual Meeting.

17.    Board of Directors’ Meetings (amended December 2011; October 2019)

17.1     The board of directors shall convene in accordance with the Company’s requirements and at least once every three months.

17.2     The board of directors’ chairman may convene the board of directors at any time. In addition, the board of directors shall hold a meeting, on a matter that shall be detailed, in the following cases:

17.2.1  on the demand of two directors; however, if at such time the board of directors consists of five directors or less - on the demand of one director;

17.2.2  on the demand of one director if he states in his demand to convene the board of directors that he has learned of a matter involving the Company in which a prima facie contravention of the Law or an infringement of proper business procedure has been discovered;

17.2.3  a notice or report of the CEO obliges action by the board of directors;

17.2.4  the auditor has notified the board of directors’ chairman of materials deficiencies in the audit of the Company’s accounts.

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17.3     Notice of a board of directors’ meeting shall be sent to all its members at least three days prior to the date of the meeting. The notice shall be sent to the address of the director which was furnished to the Company in advance, and shall state the date, time and place of the meeting, and reasonable details of all the matters on the agenda.

Notwithstanding the aforegoing, in urgent circumstances, the board of directors may convene a meeting without notice, with a majority of the directors’ agreement. (amended December 2011)

17.4     The quorum for the commencement of a board of directors’ meeting shall be a majority of the members of the board of directors. If no quorum is present at the board of directors’ meeting within half an hour of the time fixed for the meeting’s commencement, the meeting shall be adjourned to another date decided upon by the board of directors’ chairman, or in his absence by the directors present at the meeting, provided that three days’ notice shall be given to all the directors of the date of the adjourned meeting. The quorum for the commencement of an adjourned meeting shall be any number of participants. Notwithstanding the aforegoing, the quorum for discussions and resolutions at the board of directors on the auditor’s dismissal or suspension shall be a majority of the board of directors’ members.

17.5     The board of directors may hold meetings using any communications means, provided that all the directors participating may hear each other simultaneously.

17.6     The board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. In such a case, minutes of the resolutions (including the decision not to convene) shall be signed by the chairman of the board of directors, or alternatively, signatures of the directors shall be attached to the minutes. Instead of a director’s signature, the chairman of the board or the corporate secretary may attach a signed memo regarding the oral vote of a director. Resolutions passed without convening, as aforementioned, shall be passed by an ordinary majority and shall have the same effect as resolutions passed at a duly convened meeting. (amended May 2006)

18.    Voting at the Board of Directors

18.1     In a vote at the board of directors, each director shall have one vote.

18.2     The board of directors’ resolutions shall be passed on a majority. The board of directors’ chairman shall not have an additional or deciding vote and where the votes are tied, the resolution that was put to the vote shall be defeated.

19.    Board of Directors’ Committees

19.1     The board of directors may establish committees and appoint members from the board of directors thereto (hereinafter referred to as “board of directors’ committee”), and it may from time to time revoke such delegation or alter the composition of such committee. If board of directors’ committees are established, the board of directors shall determine in their terms of authority whether certain powers of the board of directors will be delegated to the board of directors’ committee such that a resolution of the board of directors’ committee shall be deemed a resolution of the board of directors or whether a resolution of the board of directors’ committee shall merely amount to a recommendation which is subject to the board of directors’ approval, provided that powers to resolve on the matters specified in section 112 of the Companies Law shall not be delegated to a committee. If a committee merely has a recommendation role, the board of directors may also appoint to the committee members who are not directors. (amended May 2006)

19.2     The meetings and discussions of any board of directors’ committee composed of two or more members shall be governed by the provisions of these articles regarding board of directors’ meetings and the voting thereat, mutatis mutandis, so far as not superseded by the Companies Law, and subject to the board of directors’ resolutions regarding arrangements for the committee’s meetings (if any). (amended December 2011)

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20.    Audit Committee

20.1     The Company’s board of directors shall appoint an audit committee from amongst its members. The number of members on the audit committee shall not be less than three and all the external directors shall be members thereof. The board of directors’ chairman and any director employed by the Company or providing services to it on a permanent basis and/or a control owner or his relative shall not be appointed as members of the committee.

20.2     The duties of the audit committee shall be -

20.2.1  to detect deficiencies in the Company’s business management, inter alia through consultation with the Company’s internal auditor or with the auditor, and to propose to the board of directors ways of rectifying them;

20.2.2  to resolve whether to approve acts and transactions requiring the audit committee’s approval pursuant to the Companies Law.

21.    Chief Executive Officer (amended October 2019)

The Company’s board of directors shall appoint a Chief Executive Officer (“CEO”) and may appoint more than one CEO. The CEO shall be responsible for the routine management of the Company’s affairs within the framework of the policy determined by the board of directors and subject to its guidelines.

22.    Exemption, Insurance and Indemnity (amended May 2006 and December 2011)

22.1     The Company may exempt an Office Holder therein in advance for his liability, or any part thereof, for damage in consequence of a breach of the duty of care vis-a-vis it, except with respect to Distribution (as defined in the Companies Law).

22.2     The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs 22.2.1 22.2.2 and 22.2.3 below, imposed on him in consequence of an act or omission done in his capacity as an officer in the Company.

22.2.1  a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

22.2.2  reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

22.2.3  reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent;

22.2.4  expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and

22.2.5  payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

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22.3     The Company may give an advance undertaking vis-a-vis an Office Holder to indemnify him in respect of an obligation or expense as specified in paragraph 22.2 above, provided that the undertaking specified in paragraph 22.2.1 is limited to types of events which in the board of directors’ opinion may be anticipated, in light of the Company’s activities, at the time of giving the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both to be specified in the Company’s undertaking.

22.4     A company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act or omission done in his capacity as an Office Holder therein, in any of the following cases:

22.4.1  a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

22.4.2  a breach of the duty of fidelity vis-a-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.4.3  a monetary obligation imposed on him in favor of another person.

22.4.4  (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

22.5     Paragraphs 22.1 to 22.4 shall not apply in any of the following cases —

22.5.1  a breach of the duty of fidelity, save regarding insurance and indemnity provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.5.2  an intentional or rash breach of the duty of care, except where the breach was negligent only;

22.5.3  an act done with the intention of unlawfully producing a personal profit;

22.5.4  a fine imposed on an Office Holder.

22.6     Resolutions regarding the grant of exemption, insurance, indemnity or the grant of an undertaking to indemnify an Office Holder shall be passed subject to the law.

22.7     “Office Holder” in this section shall include directors and officers as defined in the Companies Law 1999.

23.    Internal Auditor

23.1     The Company’s board of directors shall appoint an internal auditor in accordance with the audit committee’s proposal. Interested parties in the Company, officers in the Company, relatives of any of the aforegoing and the auditor or someone on his behalf may not hold office as the Company’s internal auditor.

23.2     The board of directors shall determine what officer shall be the organ to whom the internal auditor is subordinate, and in the absence of such a determination it shall be the board of directors’ chairman.

23.3     The internal audit plan prepared by the auditor shall be submitted for the audit committee’s approval; however, the board of directors may determine that the plan shall be submitted for the board of directors’ approval.

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24.    Auditor (amended October 2019)

24.1     The Annual Meeting shall appoint an auditor for the Company. The auditor shall hold office until the end of the following Annual Meeting, or for a longer term as determined by the Annual Meeting, provided that his term of office shall not extend beyond the end of the third Annual Meeting following the one at which he was appointed.

24.2     The auditor’s remuneration for the audit shall be determined by the board of directors. The board of directors shall report to the Annual Meeting on the auditor’s remuneration.

25.    Signatory Rights

25.1     The rights to sign on the Company’s behalf shall be determined from time to time by the Company’s board of directors.

25.2     The signatory on the Company’s behalf shall sign together with the Company’s stamp or its printed name.

26.    Dividend and Bonus Shares

26.1     The Company’s board of directors shall be the organ authorized to decide upon the distribution of a dividend and/or the distribution of bonus shares.

26.2     The shareholders who are entitled to dividend are the shareholders on the date of the resolution on the dividend or on a later date if another date is specified in the resolution on the dividend’s distribution.

26.3     If the board of directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders’ register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend’s declaration is listed in the shareholders’ register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share.

26.4     For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the board of directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

27.    Redeemable Securities

The Company may, subject to any law, issue redeemable securities on such terms as determined by the board of directors, provided that the general meeting approves the board of directors’ recommendation and the terms determined.

28.    Contributions

The Company may contribute a reasonable sum of money for an worthy object, even if the contribution is not within the scope of business considerations conducive to the Company’s profits.

29.    Accounts

29.1     The Company shall keep accounts and draw up financial statements pursuant to the Securities Law and any other law.

29.2     The books of account shall be kept at the office or at such other place as the directors deem fit, and shall always be open for the directors’ inspection.

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30.    Notices

30.1     Subject to any law, notice or any other document which the Company sends and which it may or is required to give pursuant to the provisions of these articles and/or the Companies Law shall be sent by the Company to any person personally, by mail in a letter addressed in accordance with the registered address of such shareholder in the shareholders’ register or in accordance with any address which the shareholder specifies in a letter to the Company as the address for the sending of notices or other documents, or by facsimile in accordance with the number specified by the shareholder as the number for sending notices by facsimile. Should the Company publish notice in at least two Israeli daily newspapers, notice shall be deemed to have been given to any member whose address as registered in the Company’s Register is in Israel.

30.2     Any notices which must be given to the shareholders shall be given, in relation to shares which are jointly held, to the person whose name appears first in the shareholders’ register as the holder of such share, and any notice given in this manner shall be adequate notice to the holders of such share.

30.3     Any notice or other document that is sent shall be deemed to have reached its destination within three business days - if sent by registered mail and/or ordinary mail in Israel, and if delivered by hand or sent by facsimile, it shall be deemed to have reached its destination on the first business day following its receipt. When coming to prove the delivery, it shall be adequate to prove that the letter that was sent by mail containing the notice or document was correctly addressed and delivered to the post office as a stamped letter or as a stamped registered letter, and in respect of a facsimile it is sufficient to furnish the transmission confirmation from the sending instrument.

30.4     Any entry effected in the ordinary way in the Company’s register shall be deemed prima facie proof regarding the dispatch, as entered in such register.

30.5     Where it is necessary to give prior notice of a particular number of days or notice that is valid for any period, the date of delivery shall be taken into account in reckoning the number of days or the period.

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Exhibit B-2

Revised Memorandum of Association

(translated from the Hebrew)

MEMORANDUM OF ASSOCIATION

1.      The company’s name — B.O.S Better On-Line Solutions Ltd.

2.      The objects for which the company is formed:

(a)        The development of sophisticated interfaces for IBM mainframe computers.

(b)        The export of hi-tech products to Europe and the USA.

(c)        The sale of the said products on the domestic market.

(d)        Research, development and manufacture of products in the sphere of communication networks.

(e)        To prepare, write, publish, update, collect together, import, export, market and sell books, brochures, collections, procedures and any ancillary material whatsoever on the matters set out above and on any other matter as the company deems fit.

(f)        To provide training and teaching in the scope of any courses whatsoever in the branches set out above and on other matters directly or indirectly connected with the said branches and on any other matters as the company deems fit.

(g)        To design, develop, manage, purchase, take on short or long lease, sell and grant on short lease and otherwise market any data, computer, control and communication services whatsoever.

(h)        To purchase or otherwise acquire and obtain rights in and rights to use or exploit all manner of patents, patent rights, invention rights, copyrights, licenses, protections and concessions (hereinafter together referred to as “patent rights”) which might, in the company’s opinion, be of benefit to it and to protect, extend and renew them and to exercise patent rights, work pursuant thereto, exploit them and produce any benefit therefrom, to make agreements or transactions in respect of the use or exploitation of patent rights or the production of benefit therefrom and to grant licenses and rights in connection therewith.

(i)         To carry on business as general merchants, importers, exporters and agents of all manner of machinery, appliances, equipment and materials connected with the branches of work set out above.

(j)         To enter into partnership with partnerships, companies, cooperative societies and other bodies corporate, public or private holders of capital or with any other entity for the purpose of establishing enterprises and for the purpose of engaging in agencies, consultancy, and manufacturing in the branches set out above.

(k)        To carry on all branches of investment and financing business, to invest funds in industry, commerce, banks and financial institutions, in housing and construction enterprises, agriculture, development enterprises, transportation, shipping, aviation and in any other investments whatsoever, whether by way of purchase or against collateral of shares, share stock, debentures, debenture stock, promissory notes, value notes, covenants or securities of any type or without any collateral, as the company’s management deems fit and beneficial.

(l)         To encourage, seek, direct, supervise, initiate, broke, finance and manage the transfer of capital and capital investments in Israel and from overseas to Israel and generally to engage in the business of investors, investments and finance and produce benefit therefrom as the company’s management deems fit.

(m)       To promote, construct, erect, develop, plan, implement, manage, operate, finance, encourage and improve in Israel or overseas all manner of economic, industrial, agricultural and commercial enterprises, businesses and undertakings and to engage in any business as brokers, promoters and founders of corporations, companies, enterprises, holders of capital, concessionaires, contractors, property owners,

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merchants, agents and attorneys in order to do or perform any act or transaction which might directly or indirectly assist the achievement of any object as the company deems fit.

(n)        To lend any funds and give advances or credit, to accept funds and securities and any valuables whatsoever, to guarantee the debts and contracts of such persons, companies and corporations and on such terms as the company deems fit and in particular the persons and companies with whom the company maintains business relations and to accept from those to whom the company lends funds or grants credit or guarantees all manner of guarantees and securities as aforesaid and to redeem them on such terms as the company deems fit.

(o)        To purchase, take on long lease or by barter, to take on short lease or otherwise acquire and hold for the company any property or beneficial interest, all manner of land, buildings, rights, privileges, concessions, licenses, machinery, plant, merchandise and all manner of movable or immovable property which are needed by the company or suitable for the purposes of its business.

(p)        To do any legal act which a corporation may legally do.

3.      The members’ liability is limited.

4.      The Company’s authorized capital is divided into 8,000,000 ordinary shares of no nominal value each. (amended May 2003, May 2006, December 2009, December 2012, January 2015 , July 2018 and December 2020).

We the undersigned are desirous of becoming incorporated in accordance with this memorandum of association and each agree to take the number of shares in the company’s capital as appearing against our respective names.

Subscribers’ Names	I.D. number	Address	Description	No. of shares taken	Signature
1. Israel Gad	5009749	Moshav Yaad	Electronic Engineer	55 ordinary class A shares 55 ordinary class B shares	—
2. Yael Gal	5044063	Moshav Yaad	Computer Engineer	45 ordinary class A shares 45 ordinary class B shares	—

(*Note: class A and B shares since abolished and shareholdings have changed)

Dated this 5th day of November 1990

Witness to the foregoing signatures:

(Signed)

Doran Goshen, Adv.

B-2-2